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                                   EXHIBIT 21

               SUBSIDIARIES OF FPA MEDICAL MANAGEMENT, INC.

Arizona Managed Care Services, Inc.
Arizona Managed Care Physicians, IPA, Inc.
Family and Senior Care, Inc.
FPA Medical Management of Michigan, Inc. d/b/a QualNet, Inc.
FPA Medical Management of South Carolina, Inc.
Gonzaba Management Services Organization, Inc.
OPSU, Inc. d/b/a Gonzaba Surgical Center
PrimeCare, Inc.